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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       ADELPHIA COMMUNICATIONS CORPORATION
                       -----------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   006848 10 5
                                   -----------
                                 (CUSIP Number)


                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARy
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                            BASKING RIDGE, N.J. 07920
                                 (908) 221-2000
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)


                                  MARCH 9, 1999
                 -----------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                               Page 1 of 11 Pages


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
                                    SCHEDULE 13D
---------------------                                         ------------------

CUSIP No. 006848 10 5                                         Page 2 of 11 Pages

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        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         AT&T CORP.
                         I.R.S. IDENTIFICATION NO. 13-4924710
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        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                         (b) [ ]
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        3           SEC USE ONLY                                             [ ]
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        4           SOURCE OF FUNDS
                         WC, OO
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        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
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        6           CITIZENSHIP OR PLACE ORGANIZATION
                         New York
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                    7
    NUMBER OF            SOLE VOTING POWER
                              2,250,000
                   -------------------------------------------------------------
     SHARES         8
                         SHARED VOTING POWER
  BENEFICIALLY                  -0-
                   -------------------------------------------------------------
                    9
    OWNED BY             SOLE DISPOSITIVE POWER
                              2,250,000
                   -------------------------------------------------------------
      EACH         10
                         SHARED DISPOSITIVE POWER
    REPORTING                 -0-

   PERSON WITH
--------------------------------------------------------------------------------
       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON
                         2,250,000
--------------------------------------------------------------------------------
       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES                                  [ ]
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       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         5.4%
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       14           TYPE OF REPORTING PERSON
                         CO
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



ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D (this "Schedule 13D") relates to shares of Class A common stock, par value $0.01 per share (the "Common Stock"), of Adelphia Communications Corporation, a Delaware corporation ("Adelphia" or the "Issuer"). The principal executive offices of the Issuer are located at Main at Water Street, Coudersport, Pennsylvania 16915.


ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed by AT&T Corp., a New York corporation ("AT&T"). AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services, and cable television services. The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412.

          The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AT&T is set forth in
Schedule I hereto and is incorporated herein by reference.

          During the last five years, neither AT&T, nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          AT&T succeeded to the beneficial ownership of the shares of Common Stock reported herein as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T, with and into Tele-Communications, Inc. ("TCI"). TCI had previously filed a Statement on Schedule 13D reporting beneficial ownership of such shares of Common Stock, which at that time were attributed to TCI's TCI Group.

          In the Merger, among other things, (i) TCI became a wholly owned subsidiary of AT&T, (ii) the businesses and assets of TCI's Liberty Media Group and TCI's TCI Ventures Group were combined and (iii) the holders of TCI's TCI Group common stock received in exchange for their shares common stock of AT&T and the holders of TCI's Liberty Media Group common stock and TCI's TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of the combined Liberty Media Group and TCI Ventures Group. In connection with the Merger, certain assets were transferred (the "Asset Transfers") from the TCI Ventures Group to the TCI Group in exchange for $5.461 billion in cash. AT&T provided a $5.461 billion inter-company loan to TCI to fund the payment in connection with the Asset Transfers. AT&T obtained the $5.461 billion used to make the inter-company loan to TCI from its working capital.

          The foregoing summary is qualified in its entirety by reference to the text of the



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Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among
AT&T, Italy Merger Corp. and TCI and the description of the Merger and the related transactions set forth in the AT&T/TCI Proxy Statement/Prospectus (the "AT&T/TCI Proxy Statement/Prospectus") that forms a part of the Registration Statement on Form S-4 (File No. 333-70279) of AT&T filed on January 8, 1999, each of which are filed as Exhibits hereto and are hereby incorporated by reference herein in their entirety. All capitalized terms used in the foregoing summary but not defined herein shall have the meanings given to them in the AT&T/TCI Proxy Statement/Prospectus.

          TCI acquired the shares of Common Stock now beneficially owned by AT&T as follows.

          TCI Development Corporation ("TCID") (as of March 5, 1999, TCI Development, LLC, a Delaware limited liability company became the successor in interest to TCID), a wholly owned subsidiary of TCI, acquired such shares of Common Stock pursuant to the terms of an Agreement and Plan of Merger (the "Agreement"), dated as of August 31, 1998, by and among TCID-SVHH, Inc., a Delaware Corporation (and, prior to the consummation of the transactions contemplated by the Agreement, a wholly-owned subsidiary of TCID) (the "Company"), SHHH Acquisition Corp. (the "Merger Subsidiary"), TCID, and the Issuer. The Company owned the Class A Limited Partner interest (the "Partnership Interest") in Syracuse Hilton Head Holdings, L.P., a Delaware limited partnership existing and operating under the Amended and Restated Syracuse Hilton Head Holdings, L.P. Limited Partnership Agreement dated as of December 31, 1991, as amended. In accordance with the Agreement, the Issuer issued 2,250,000 shares of Common Stock to TCID in consideration for the merger (the "SHHH Merger") of Merger Subsidiary with and into the Company, with the Company surviving (the Company, post-merger, is hereinafter sometimes referred to as the "Surviving Corporation"). Pursuant to the SHHH Merger, the outstanding capital stock of the Company was canceled and converted into 2,250,000 shares of Common Stock, while each share of common stock of the Merger Subsidiary outstanding prior to the SHHH Merger was converted into one share of common stock of the Surviving Corporation. As a result of the SHHH Merger, TCID became the owner of 2,250,000 shares of Common Stock of the Issuer, and the Issuer, through the Surviving Corporation, became the owner of the Partnership Interest.

          The foregoing summary of the terms of the Agreement is qualified in its entirety by reference to the text of the Agreement, which is attached as an Exhibit hereto and is incorporated herein by reference in its entirety.


ITEM 4.   PURPOSE OF THE TRANSACTION.

          AT&T currently holds its interest in the Issuer for investment purposes. Except as set forth herein, neither AT&T nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any current plan or proposal which relates to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system


                                     4 of 11
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of a registered national securities association of a class of securities of the
Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, AT&T may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, AT&T will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to AT&T, developments with respect to the business of AT&T, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. AT&T reserves the right, based on all relevant factors, to acquire additional shares of the Common Stock of Issuer in the open market or in privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer, or to change its intention with respect to any or all of the matters referred to in this Item.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) AT&T presently beneficially owns 2,250,000 shares of Common Stock. The 2,250,000 shares of Common Stock beneficially owned by AT&T represent 5.4% of the 41,328,343 shares of Common Stock outstanding as of February 12, 1999. To the knowledge of AT&T, none of the persons listed on Schedule I hereto beneficially owns any shares of Common Stock other than as set forth herein or as listed on Schedule I hereto.

          (b) AT&T has sole power to vote or to direct the voting of the shares of Common Stock that AT&T beneficially owns and sole power to dispose of, or to direct the disposition of, such shares of Common Stock.

          (c) Except for the securities of the Issuer acquired in connection with the Merger described in Item 3 hereof, neither AT&T nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days.

          (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by AT&T.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with the SHHH Merger, the Issuer and TCID entered into the Adelphia Communications Corporation Registration Rights Agreement, dated as of September 30, 1998 (the "Registration Rights Agreement"), pursuant to which the Issuer granted TCID registration rights (the "Registration Rights") for (i) the Common Stock acquired in connection with the SHHH Merger and (ii) any securities of the Issuer issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such Common Stock (collectively, the "Registrable Securities"). The Registration Rights are transferable only to a wholly-owned subsidiary of TCI or any successor to TCI pursuant to a merger, consolidation, or otherwise (the "Holder"). The Registration Rights are exercisable, on demand at any time after the first anniversary of the date of the Registration Rights Agreement, as to any of the Registrable Securities a Holder specifies in its demand, on a maximum of two occasions;


                                     5 of 11
provided, however, that the Issuer shall not be obligated to effect a registration to the extent that the Holders may sell all their Registrable Securities without being subject to a holding period or volume limitations and without such Holder being required to deliver a prospectus in connection therewith under the Securities Act of 1933, as amended. Notwithstanding the foregoing, in the event that, prior to September 30, 1999, TCID is required to dispose of Registrable Securities in order to decrease the ownership interest attributed to TCID and its affiliates so that TCID and its affiliates would not be deemed to have an "attributable interest" in the Company under the horizontal attribution rules of the Federal Communications Commission, TCID may request the Company to file a Registration Statement prior to the first anniversary of the date of the Registration Rights Agreement without such registration counting towards the two demand registrations otherwise permitted pursuant to such agreement.

          The Issuer may require the Holder not to make any sales pursuant to an effective Registration Statement for up to two periods of thirty (30) days, should the Issuer determine that such registration would materially adversely affect any financing, acquisition, corporate reorganization or other material transaction or development involving the Issuer or any of its affiliates. The Issuer shall cause the registration statement filed in connection with a demand to be effective continually for one hundred twenty (120) days from the date of initial effectiveness of such registration statement; however, such period will be extended by (a) any length of time during which TCID is blocked from selling the Registrable Securities under specific provisions of the Registration Rights Agreement, or (b) until the earlier of the date upon which all Registrable Securities have been sold by the Holder or may be sold by the Holder without being subject to a holding period or volume limits and without such Holder being required to deliver a prospectus in connection therewith. In addition, in consideration for Issuer's grant of Registration Rights, the Holder agrees, upon request, to be bound by the terms of any agreement undertaken by directors and executive officers of Issuer, as well as John J. Rigas and members of Mr. Rigas' immediate family not to dispose of Common Stock for a period not to exceed 120 days from the effective date of such registration, as may be specified by the Issuer or underwriters. Finally, the Issuer has agreed that it will not permit any other holder or prospective holder of its securities to register such securities on any registration statement filed pursuant to the Registration Rights Agreement.

          The foregoing summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is attached as an Exhibit hereto and is incorporated herein by reference in its entirety.

          Except as set forth in this Schedule 13D, to the knowledge of AT&T, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of Adelphia, including but not limited to, transfer or voting of any of the securities of Adelphia, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Adelphia.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     1. Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).



                                     6 of 11

     2. AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

     3. Agreement and Plan of Merger, dated as of September 30, 1998, by and among TCID-SVHH, Inc., SHHH Acquisition Corp., TCI Development Corporation, and Adelphia Communications Corporation (incorporated by reference to Exhibit 7(a) to the Statement on Schedule 13D of TCI (File No. 005-37634) filed on October 13, 1998).

     4. Adelphia Communications Corporation Registration Rights Agreement, dated as of September 30, 1998, by and between Adelphia Communications Corporation and TCI Development Corporation (incorporated by reference to Exhibit 7(b) to the Statement on Schedule 13D of TCI (File No. 005-37634) filed on October 13, 1998).




                                     7 of 11

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1999

                                             AT&T CORP.



                                             By: /s/ Robert S. Feit
                                                --------------------------------
                                             Name:   Robert S. Feit
                                             Title:  Authorized Signatory



                                     8 of 11

                                   SCHEDULE I
                                   ----------

          The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule I are United States citizens.


Name                     Title
----                     -----

C. Michael Armstrong     Chairman of the Board and Chief
                         Executive Officer and Director

Kenneth T. Derr          Director; Chief Executive Officer of Chevron
                         Corporation

M. Kathryn Eickhoff      Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha         Director; Chairman and Chief Executive Officer of
                         Springs Industries, Inc.

George M. C. Fisher      Director; Chairman and Chief Executive Officer of
                         Eastman Kodak Company

Donald V. Fites          Director; Chairman and Chief Executive Officer of
                         Caterpillar, Inc.

Ralph S. Larsen          Director; Chairman and Chief Executive Officer of
                         Johnson & Johnson

John C. Malone           Director; Chairman of the Board, Tele-Communications,
                         Inc. and Liberty Media Corporation

Donald F. McHenry        Director; President of IRC Group

Michael I. Sovern        Director; President Emeritus and Chancellor Kent
                         Professor of Law at Columbia University

Sanford I. Weill         Director; Chairman and Co-CEO Citigroup Inc.

Thomas H. Wyman          Director; Senior Advisor of SBC Warburg, Inc.

John D. Zeglis           President and Director

Harold W. Burlingame     Executive Vice President, Merger & Joint Venture
                         Integration

James Cicconi            Executive Vice President-Law & Governmental Affairs
                         and General Counsel

Mirian Graddick          Executive Vice President, Human Resources

Daniel R. Hesse          Executive Vice President and President & CEO, AT&T
                         Wireless Services

Leo J. Hindrey, Jr.      President and Chief Executive Officer, AT&T Broadband
                         and



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                         Internet Services

Frank Ianna              Executive Vice President and President, AT&T Network
                         Services

Michael G. Keith         Executive Vice President and President, AT&T Business
                         Services

H. Eugene Lockhart       Executive Vice President, Chief Marketing Officer

Richard J. Martin        Executive Vice President, Public Relations and
                         Employee Communication

David C. Nagel           President, AT&T Labs & Chief Technology Officer

John C. Petrillo         Executive Vice President, Corporate Strategy and
                         Business Development

Richard Roscitt          Executive Vice President and President & CEO, AT&T
                         Solutions

D.H. Schulman            Executive Vice President and President, AT&T Consumer
                         Long Distance and Segment Marketing

Daniel E. Somers         Senior Executive Vice President and Chief Financial
                         Officer



                                    10 of 11
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                                INDEX OF EXHIBITS
                                -----------------

          1. Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

          2. AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

          3. Agreement and Plan of Merger, dated as of September 30, 1998, by and among TCID-SVHH, Inc., SHHH Acquisition Corp., TCI Development Corporation, and Adelphia Communications Corporation (incorporated by reference to Exhibit 7(a) to the Statement on Schedule 13D of TCI (File No. 005-37634) filed on October 13,
               1998).

          4. Adelphia Communications Corporation Registration Rights Agreement, dated as of September 30, 1998, by and between Adelphia Communications Corporation and TCI Development Corporation (incorporated by reference to Exhibit 7(b) to the Statement on Schedule 13D of TCI (File No. 005-37634) filed on October 13, 1998).


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